

April 25, 2012

Via E-mail
Paul Miller
President and Chief Executive Officer
GEOGLOBAL RESOURCES INC.
625 – 4th Avenue SW, Suite #200
Calgary, Alberta T2P 0K2
Canada

> **Re: GEOGLOBAL RESOURCES INC.**
> **Registration Statement on Form S-3**
> **Filed April 5, 2012**
> **File No. 333-180600**

Dear Mr. Miller:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-3

General

1. You disclose that ILDE has a right to subscribe for and purchase up to 16,466,639 Units (consisting of Common Stock and Warrants) after the Share Exchange and the right to purchase up to 1,975,996 Warrants depending on the Warrants issued to Rodman & Renshaw, LLC. It appears that you have registered the Shares underlying the Warrants issuable to ILDE even though those Warrants have not yet been issued. Please explain to us how you comply with paragraph (a) of General Instruction I.B.4 of Form S-3 since those Warrants have not yet been issued. In that regard, we conveyed the following concerns via telephone on April 12, 2012:

- Reconciling the number of Shares registered from the private placement; and

- Some Shares underlying the Warrants do not appear to be issued yet.

Selling Stockholders, page 9

2. Please identify the natural person or persons who exercise sole and/or shared voting or dispositive powers over the securities offered for resale by Rodman & Renshaw, LLC. See *Compliance and Disclosure Interpretations: Regulation S-K*, Question 140.02 at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Caroline Kim, Staff Attorney, at (202) 551-3878 or, in her absence, the undersigned at (202) 551-3740 with any questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director

cc: Andrew J. Foley
       Paul, Weiss, Rifkind, Wharton & Garrison LLP